Exhibit 12.1

Breitburn Energy Partners LP
Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended December 31,
	2016	2015	2014		2013	2012

Earnings Available for Fixed Charges
Net (loss) income attributable to the partnership	$(814,339)	$(2,583,339)	$421,333		$(43,671)	$(40,801)
Add: income tax (benefit) expense	(1,835)	1,527	(73)		905	84
Less: income from equity investments	538	679	(31)		521	692
Pre-tax (loss) income before non-controlling interests and income from equity investees	(816,712)	(2,582,491)	421,291		(43,287)	(41,409)
Add:
Fixed charges	156,661	213,106	130,275		88,766	67,990
Amortization of capitalized interest	183	274	69		52	27
Distributed income of equity investments	—	(576)	209		466	1,179
Less:
Capitalized interest	149	155	326		128	54
Preferred unit distributions	5,500	16,500	9,350		—	—
Total earnings available for fixed charges	$(665,517)	$(2,386,342)	$542,168		$45,869	$27,733

Fixed Charges
Interest and other financing costs (a)	$154,509	$208,933	$128,305		$87,195	$66,729
Estimated interest within rental expense	2,152	4,173	1,970		1,571	1,261
Total fixed charges	$156,661	$213,106	$130,275		$88,766	$67,990

Preferred Unit Distributions	5,500	16,500	9,350		—	—

Total Fixed Charges and Preferred Unit Distributions	$162,161	$229,606	$139,625		$88,766	$67,990

Ratio of Earnings to Fixed Charges	—	—	4.2	x	—	—
Insufficient Coverage	$(822,178)	$(2,599,448)	$—		$(42,897)	$(40,257)

Ratio of Earnings to Fixed Charges and Preferred Unit Distribution	—	—	3.9	x	—	—
Insufficient Coverage	$(827,678)	$(2,615,948)	$—		$(42,897)	$(40,257)

(a) Includes capitalized interest and settlements paid on interest rate swaps.